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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                              Lidak Pharmaceuticals
                              ---------------------
                                (Name of Issuer)



                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                    531707107
                      (CUSIP Number of Class of Securities)


                            Michael D. Donahue, Esq.
                              Asher M. Leids, Esq.
                          Donahue, Mesereau & Leids LLP
                            1900 Avenue of the Stars
                                   Suite 2700
                          Los Angeles, California 90067
                                 (310) 277-1441
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 12, 1998
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following

                                                                             [ ]

Check the following box if a fee is being paid with this Statement:

                                                                             [ ]


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CUSIP No.     531707107
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   1  NAME OF REPORTING PERSON:  HealthMed, Inc.
      S.S. OR I.R.S.
      IDENTIFICATION NOS. OF ABOVE PERSON: 91-1878972
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      00 HealthMed, Inc. is obligated to pay an aggregate of $1,791,238.98 in promissory notes for the shares purchased from Dr. Katz and Medical Biology Institute
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or
      2(e)                                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Nevada
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                      7   SOLE VOTING POWER
                          2,200,424
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,165,821
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
                    2,200,424
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         This statement on Schedule 13D (the "Schedule 13D"), relates to the
Class A Common Stock, no par value (the "Class A Common Stock" or the "Shares"), issued by Lidak Pharmaceuticals, a California corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this
Schedule 13D is qualified in its entirety by the provisions of such exhibits.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to shares of the Class A Common Stock, no par value (the "Shares"), of the Company. The principal executive offices of the Company are located at 11077 N. Torrey Pines Road, La Jolla, California 92037.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by HealthMed, Inc., a Nevada Corporation (the "Reporting Person"). The Reporting Person's principal business is providing consulting services to healthcare companies.

         The address of the Reporting Person's principal business and principal office is 8306 Wilshire Boulevard, Suite 7056, Beverly Hills, California 90211.

         During the past five years neither the Reporting Person and, to the best knowledge of the Reporting Person, none of the executive officers, directors, trustees or controlling persons of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person, and, to the best knowledge of the Reporting Person, none of the executive officers, directors, trustees or control persons of the Reporting Person has, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the terms of a Stock Purchase Agreement dated January 12, 1998 by and between David H. Katz, M.D. ("Dr. Katz") and the Reporting Person (the "Katz Stock Purchase Agreement"), Dr. Katz sold 308,100 shares of Class A Common Stock and 70,200 shares of Class B Common Stock, no par value of the Company (the "Class B Common Stock")to the Reporting Person for a total purchase price of $1,528,234.98 (the "Katz Promissory Note"). The purchase price was paid by the Reporting Person in the form


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of a promissory note in the principal amount of $1,528,234.98. Said promissory note matures on January 12, 2000.

         Pursuant to the terms of a Stock Purchase Agreement dated January 12, 1998 by and between Medical Biology Institute, a California nonprofit public benefit corporation ("MBI") and the Reporting Person (the "MBI Stock Purchase Agreement"), MBI sold 65,100 shares of Class A Common Stock to the Reporting Person for a total purchase price of $263,004. The purchase price was paid by the Reporting Person in the form of a promissory note in the principal amount of $263,004 (the "MBI Promissory Note"). Said promissory note matures on January 12, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person purchased the Shares for purposes of investment and for the purposes otherwise specified hereinbelow in this Item 4. Subject to applicable legal and contractual requirements, and depending upon its evaluation of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Person may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Person exercises voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

         Subject to the foregoing, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D except as follows:

                  (a) The Reporting Person is seeking to achieve voting control over 30% to 40% of the Company through open market purchases, privately negotiated transactions, placement of shares of the Company into voting trusts over which the Reporting Person will have voting control, or otherwise.

                  (b)      Not Applicable.

                  (c)      Not Applicable.

                  (d) The Reporting Person's intent is to seek to replace everyone on the Board of Directors of the Company.

                  (e) Pursuant to the terms of a non-binding letter proposal (the "Proposal") dated January 13, 1998 from the President of the Reporting Person to Dr. Katz, the Chief Executive Officer of the Company, the Reporting Person, in conjunction with National Century Financial Enterprises, Inc., an affiliate of the Reporting Person, has proposed to provide to the Company up to $130 million of financing, such as loans, lines of credit and/or accounts receivable facilities, in order to fund completion of the Company's pharmaceutical technologies. The proposal is subject to certain conditions, including, without limitation, the following: (i) satisfaction with a due diligence review of the Company, (ii) receiving sufficient entry of shareholders of the Company in voting trusts with the Reporting


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Person, and (iii) reconfiguring the Board of Directors of the Company.

                  (f) If the proposal is accepted, the Company's outstanding debt would increase, thereby effecting the Company's debt-to-equity ratio.

                  (g)      Not Applicable.

                  (h)      Not Applicable.

                  (i)      Not Applicable.

                  (j)      Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Reporting Person is the direct beneficial owner of 443,400 Shares. Further, the Reporting Person has voting power over an additional 1,034,603 Shares pursuant to the terms of Voting Trust Agreements with Dr. Katz and MBI (see below). Moreover, the Reporting Person may be deemed to have a beneficial interest in 722,421 Shares which the Reporting Person may acquire pursuant to the terms of the Purchase Rights Agreement (as hereinafter defined). Accordingly, the Reporting Person may be deemed to beneficially own approximately 2,200,424 Shares, representing approximately 5.5% of the Shares outstanding.

         The percentage of Shares outstanding reported as beneficially owned by the Reporting Person on the date hereof is based upon the Company's Form 10-K for the Fiscal Year Ended September 30, 1997 so that the Reporting Person's information is that the total shares of Class A Common Stock issued and outstanding as of December 29, 1997 was 38,742,511 Shares. The calculation as to percentage ownership gives effect to (i) the automatic conversion of the 234,000 shares of Class B Common Stock of the Company into 234,000 Shares of Class A Common Stock upon the transfer of such Shares as required by the Company's Restated Articles of Incorporation (the "Articles") and (ii) the exercise by Dr. Katz of options to acquire up to 1,918,400 shares of Class A Common Stock and 375,000 shares of Class B Common Stock, aggregating 2,293,400, the Reporting Person's right to acquire 31.5% of such shares representing an aggregate of 604,296 shares of Class A Common Stock and 118,125 shares of Class B Common Stock, aggregating 722,421 shares and the automatic conversion of the 118,125 shares of Class B Common Stock into 118,125 shares of Class A Common Stock, and results, for purposes of calculating the percent of class owned by the Reporting Person, in there being 39,698,932 shares of Class A Common Stock issued and outstanding.

                  (b) The Reporting Person has sole voting and dispositive power with respect to the 443,400 Shares of Class A Common Stock purchased pursuant to the Katz Stock Purchase Agreement and the MBI Stock Purchase Agreement.


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         Pursuant to the terms of a Voting Trust Agreement dated January 12,
1998 by and between Dr. Katz and the Reporting Person (the "Katz Voting Trust Agreement"), Dr. Katz transferred 718,903 shares of Class A Common Stock and 163,800 shares of Class B Common Stock (which automatically converted into 163,800 shares of Class A Common Stock) into a voting trust with the Reporting Person. The Reporting Person is the trustee of such voting trust and has the sole power to vote the 1,034,603 Shares transferred into such voting trust. The term of the Katz Voting Trust Agreement is ten (10) years. Under the terms of the Katz Voting Trust Agreement, Dr. Katz has retained the power to dispose of all of the Shares held in such trust; provided, however, Dr. Katz may not dispose of more than twenty percent (20%) of such Shares within any thirty (30) day period.

         Pursuant to the terms of a Voting Trust Agreement dated January 12, 1998 by and between MBI and the Reporting Person (the "MBI Voting Trust Agreement"), MBI transferred 151,900 Shares of Class A Common Stock into a voting trust with the Reporting Person. The Reporting Person is the trustee of such voting trust and has the sole power to vote the 151,900 Shares of Class A Common Stock transferred into such voting trust. The term of the MBI Voting Trust Agreement is ten (10) years. Under the terms of the MBI Voting Trust Agreement, MBI has retained the power to dispose of all of the Shares held in such trust; provided, however, MBI may not dispose of more than twenty percent (20%) of such Shares within any thirty (30) day period.

         Dr. Katz and the Reporting Person have also entered into a Purchase Rights Agreement (the "Purchase Rights Agreement") dated January 12, 1998 pursuant to which Dr. Katz has granted to the Reporting Person the irrevocable right to receive either (i) 31.5% of the shares received by Dr. Katz upon the exercise of his stock options (the "Options") to purchase 1,918,400 shares of Class A Common Stock and 375,000 shares of Class B Common Stock or (ii) 31.5% of the net proceeds from the sale of the shares received upon exercise of the Options. The Purchase Rights Agreement expires on June 21, 2007. The Options are exercisable within 60 days. Accordingly, the Reporting Person may be deemed to beneficially own 722,421 shares of Class A Common Stock.

                  (c) Within the last sixty days, the Reporting Person has effected the transactions described in the Katz Stock Purchase Agreement, the MBI Stock Purchase Agreement, the Katz Voting Trust Agreement, the MBI Voting Trust Agreement, the Purchase Rights Agreement, the Katz Promissory Note and the MBI Promissory Note (collectively, the "Operative Agreements"). A detailed description of these transactions is set forth in Item 3, Item 5(a) and Item 5(b) of this Schedule 13D (and the exhibits hereto) and is hereby incorporated herein by this reference and includes the following:

                           (1)      The Reporting Person effected the
                                    transactions;


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                           (2)      The date of the transaction was January 12,
                                    1998.

                           (3) The transactions involved an aggregate of 2,200,424 shares of Class A Common Stock.

                           (4) 378,300 shares of Class A Common Stock were purchased from Dr. Katz by the Reporting Person and 65,100 shares of Class A Common Stock were purchased from MBI, in each case at $4.04 per share.

                           (5) The transactions were privately negotiated and were effected in San Diego, California pursuant to the terms of the Operative Agreements.

                  (d) Pursuant to the terms of the Purchase Rights Agreement, Dr. Katz has the right to exercise the Options, to sell the shares of stock received upon such exercise and to either (i) to retain 68.5% of the net proceeds from the sale of such shares or (ii) to retain 68.5% of the shares received upon exercise of the Options.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The discussion contained in Item 3, Item 5(a) and Item 5(b) is hereby incorporated herein by this reference.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1:     Katz Stock Purchase Agreement
         Exhibit 2:     MBI Stock Purchase Agreement
         Exhibit 3:     Katz Voting Trust Agreement
         Exhibit 4:     MBI Voting Trust Agreement
         Exhibit 5:     Purchase Rights Agreement
         Exhibit 6:     Katz Promissory Note
         Exhibit 7:     MBI Promissory Note
         Exhibit 8:     Proposal


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 22, 1998



                                        HEALTHMED, INC.



                                        By:  /S/ T. Daniel Neveau
                                             ---------------------------------
                                             Name:  T. Daniel Neveau
                                             Title: Vice President-Development


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